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                                                              EXHIBIT 99.(a)(6)


FOR IMMEDIATE RELEASE


Contact:         The Herman Group, Inc.
                 800-738-5516
                 Attention: Sherri Herman




                        KRESCENT PARTNERS EXTENDS OFFER



         NEW YORK, NEW YORK (January 9, 1997) -- KRESCENT PARTNERS L.L.C. has announced that its offer to purchase outstanding Units of Investor Limited Partnership Interests ("Units") of Krupp Realty Fund, Ltd.-III (the "Partnership") for $315 per Unit has been extended and is now scheduled to expire at 12:00 midnight, New York City time, on January 31, 1997. As of the close of business on January 8, 1997, approximately 844 Units had been tendered to Krescent Partners and not withdrawn.

         For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for the Offer by Krescent Partners, at 800-738-5516.